February 16, 2022

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File No. 333-258233

Dear Ms. Bentzinger,
On November 12, 2021, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement on Form N-1A (the “Registration Statement”) with respect to Typhon Tactical Managed Futures Fund, a series of the Trust (the “Fund”). On December 17, 2021, you provided oral comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
General:
Comment 1. Please confirm that the Registrant will add the ticker symbol of the Fund to EDGAR with the next filing.
Response. The Registrant so confirms.
Comment 2. Please add the word “strategy” to the Fund’s name in accordance with Rule 35d-1 of the Investment Company Act of 1940 (“1940 Act”).
Response. The Registrant has revised the Fund’s name as requested to be “Typhon Tactical Managed Futures Strategy Fund.”
Prospectus:
Summary
Comment 3. Please confirm the management fee presented in the fee table includes any management fees charged to the subsidiary, including any performance fees.
Response. The Registrant so confirms.

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Comment 4. In the fee table, please correct the footnote reference appended to the expense waiver line item.
Response. The Registrant has made the correction requested.
Comment 5. In footnote 1 to the fee table, please clarify in the disclosure that “Underlying Assets” does not include the subsidiary.
Response. Because the sentence right before states that Other Expenses include the subsidiary’s expenses and Underlying Assets are defined solely to state that they are excluded from Other Expenses, the Registrant believes the disclosure is already clear.
Comment 6. Please add “or example” after “table” in footnote 1 to the fee table where it states that “These fees and expenses, which are not reflected in the Annual Fund Operating Expenses table, are embedded in the return of the swaps and represent an indirect cost of investing in the Fund.”
Response. The Registrant has revised the disclosure as requested.
Comment 7. In footnote 1 to the fee table, please also provide an estimate of the fees charged by swap counterparties as percentage of fund assets for the first fiscal year.
Response. The Registrant has revised the disclosure as requested.
Comment 8. In “Principal Investment Strategies,” please disclose the expected maturity and duration of the Fund’s fixed income securities and provide a definition and example of how duration works to the item 4 or item 9 strategy disclosure.
Response. The Registrant has added the disclosure requested.
Comment 9. In “Principal Investment Strategies,” it notes that the Fund may invest through ETFs and other investment companies. Please add a line item for acquired fund fees and expenses or confirm that AFFE is expected to be below a basis point.
Response. The Registrant has added the line item to the fee table.
Comment 10. In “Principal Investment Strategies,” please disclose the extent to which the Fund expects to invest in junk bonds and, if the Fund may invest in fixed income securities in default, please add it to the principal strategies.
Response. The Advisor has confirmed to the Registrant that the Fund does not anticipate investing in fixed income securities in default as a principal strategy. The Registrant has revised the disclosure to include the extent of its expected investment in junk bonds.
Comment 11. In the first paragraph in “Principal Investment Strategies,” please clarify that each type of fixed income security listed is a principal strategy of the Fund.
Response. The Advisor has confirmed to the Registrant that each type of fixed income security listed is a principal strategy, and the Registrant has clarified the disclosure accordingly.

Comment 12. In the third paragraph in “Principal Investment Strategies,” it states that the Fund executes its managed futures strategy primarily by investing up to 25% of its total assets the Subsidiary. Please remove “primarily” or disclose the other ways the Fund may execute the strategy. It also states that the Subsidiary will invest a majority of its assets in swaps. Please remove the reference to “majority” or include in what else the Subsidiary may invest.
Response. The Registrant has removed the reference to “primarily” and “majority.”
Comment 13. In the third paragraph in “Principal Investment Strategies,” please clarify that the multi-strategy, multi-manager futures portfolio is another type of swap in which the Subsidiary invests.
Response. The Registrant believes that the clarification requested is already done in the fourth paragraph, so the Registrant has not revised the disclosure.
Comment 14. In the fourth paragraph in “Principal Investment Strategies,” please revise the disclosure to be in plain English.
Response. The Registrant has revised the disclosure as requested.
Comment 15. In the fourth paragraph in “Principal Investment Strategies,” it states that they Subsidiary may allocate up to 150% of the Fund’s net assets in the Multi-Manager Portfolio. If this means that the Fund will be leveraged, please disclose it in the strategy.
Response. The Registrant has added the disclosure requested.
Comment 16. In “Principal Risks of Investing in the Fund – Fixed Income Risk”, consider whether LIBOR going away is a principal risk of the Fund. If so, tailor any such risk to describe how the expected discontinuation of LIBOR could effect the Fund’s investments, including (i) if the Fund will invest in investments at LIBOR that don’t include a fall back provision on how interest will be determined if LIBOR is discontinued, how it will impact the liquidity of these investments and (ii) how the transition of any successor rate could impact the value of the instruments that reference LIBOR.
Response. The Advisor has confirmed to the Registrant that investments referencing LIBOR are not a principal strategy of the Fund, so the discontinuation of LIBOR is not a principal risk of the Fund.
Comment 17. In “Principal Risks of Investing in the Fund – Fixed Income Risk”, please consider adding call, extension, and prepayment risks to the risk disclosure.
Response. The Registrant has added the disclosure requested.
Comment 18. In “Principal Risks of Investing in the Fund – High-Yield Risk”, there are references to mortgage-backed securities and Portfolio Funds. Please add these to the strategy or delete them from the risk disclosure.
Response. The Registrant has revised the disclosure as requested.

Comment 19. In “Principal Risks of Investing in the Fund – Derivatives Risk”, there are references to derivatives other than swaps. Please add these to the strategy or delete them from the risk disclosure. Please also add a sub-risk for futures.
Response. The Registrant has revised the disclosure as requested.
Comment 20. In “Principal Risks of Investing in the Fund – Investment Advisor Risk”, please also add a risk for the sub-advisor.
Response. The Registrant has added the disclosure requested.
Comment 21. In “Principal Risks of Investing in the Fund – No Recourse Against Trading Manager”, please remove the risk or explain how it is applicable to the Sub-Advisor.
Response. The Registrant has removed the risk.
Comment 22. Please supplementally identify the broad based securities index that the Fund will utilize for a comparison when it has performance information to report.
Response. The Advisor has confirmed to the Registrant that it will use ICE BofAML US 3 Month Treasury Bill Index as the primary index for its performance comparison and GSCI as a secondary index.
Additional Information About the Fund’s Investment Objective, Principal Investment Strategies, and Risks
Comment 23. In the second to last paragraph in “Principal Investment Strategies”, please add disclosure that the Advisor and Sub-Advisor to the Subsidiary will comply with the provisions of 1940 Act with respect to investment advisory contracts as if they were advisers under Section 2(a)(20) of the 1940 Act.
Response. The Registrant has added the disclosure requested.
Additional Information About the Fund’s Investment Objective, Principal Investment Strategies, and Risks – Non-Principal Investment Strategies and Non-Principal Investment Risks
Comment 24. With respect to the non-principal strategy of investing in listed derivatives referencing bitcoin:
•	Revise the disclosure to say that the Fund will only invest in cash settled bitcoin futures traded on an exchange registered with CFTC (which for now means only bitcoin futures traded on Chicago mercantile exchange).
•	Delete references to other crypto currencies from the disclosure.
•	Disclose that the Fund will not invest directly in bitcoin, indirectly in any other digital assets or crypto currencies, or directly or indirectly in any initial coin offerings.
•	Also disclose that, as the Fund does not invest directly in bitcoin or directly or indirectly in any other crypto currency, the Fund is not expected to track the price movements of bitcoin or any other crypto currency.

•	Disclose how the fund will value its bitcoin futures if the CME halts trading due to price limits or otherwise.
•	Disclose whether the fund plans to invest in front month contracts or later month contracts.
•	Please confirm whether the Fund’s code of ethics applies to transactions in bitcoin and bitcoin futures and whether employees are required to pre-clear such transactions.
•	Please confirm whether the fund has lined up a futures commission merchant for these transactions, and, if so, who that futures commission merchant is.
•	Please confirm whether the Fund plans to invest in registered or unregistered bitcoin focused investment vehicles (e.g. greyscale). If so, disclose the vehicles and percentage that fund plans to invest in them.

Response. The Registrant has removed the disclosure related to investments in bitcoin futures.
Comment 25. With respect to the risks of the non-principal strategy of investing in listed derivatives referencing bitcoin:
•	Remove any references to other crypto currencies.
•	Revise risk captions and disclosure to be specific to cash settled bitcoin futures listed on the CME; in doing so, provide more fulsome disclosure on risks related to bitcoin futures including:
	o	impact on high margins on bitcoin futures;
	o	contango/rollover risk with bitcoin futures;
	o	potential differences between returns based on the price of bitcoin vs bitcoin futures (e.g. due to divergence in prices or costs associated with futures investing);
	o	volatility and potential for loss;
	o	lack of regulation of underlying market;
	o	51% attack;
	o	bitcoin whales/potential for concentrated ownership;
	o	impact of forks; and
	o	theft and hacking.
Response. The Registrant has removed the disclosure related to investments in bitcoin futures.
SAI:
Comment 26. Please consider updating the disclosure regarding fund of funds investing and derivatives to describe the requirements of the new rules on those investments such as removing references to exemptive relief.
Response. The Registrant has updated the disclosure as requested.
Comment 27. With respect to the reference to limiting investments in illiquid securities to 15% of the Fund’s assets, please revise the disclosure to reference illiquid “investments” rather than illiquid “securities”.
Response. The Registrant has revised the disclosure as requested.

Part C:
Comment 28. Please file the advisory and sub-advisory agreements of the subsidiary as well as the advisory and sub-advisory agreements of the Fund.
Response. The Registrant will file the agreements requested.
Comment 29. Please confirm supplementally that the subsidiary and its board will agree to inspection by the SEC of the books and records of the subsidiary, which will be maintained in accordance with Section 31 of the 1940 act and rules thereunder and that the subsidiary’s board will agree to designate agent for service of process in the US.
Response. The Registrant so confirms.
* * *

If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle